UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-35234

BLUE WOLF MONGOLIA HOLDINGS CORP.

Suite 409, Central Tower

2 Sukhbaatar Square, Sukhbaatar District 8

Ulaanbaatar 14200, Mongolia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements.  Words such as “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Forward-looking statements relating to the proposed transaction discussed below include, but are not limited to: statements about the benefits of the Transaction (as defined below) involving Blue Wolf Mongolia Holdings Corp. (“Blue Wolf”, the “Company,” “we,” “our” or “us”) and Li3 Energy, Inc. (“Li3”), including future financial and operating results; Blue Wolf’s and Li3’s plans, objectives, expectations and intentions; the expected timing of completion of the Transaction; and other statements relating to the Transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the Transaction, such risks and uncertainties include, among many others: (i) the risk that more than 1,467,970 Ordinary Shares (as defined below) will be validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) which would then cause Blue Wolf to (a) be unable to satisfy the Maximum Tender Condition and the Merger Condition (as each is defined below), (b) be unable to consummate the Transaction and (c) withdraw the Tender Offer (as defined below); (ii) the risk that Blue Wolf’s Registration Statement on Form F-4 is not declared effective prior to July 22, 2013, or even if effective, Li3 may not have sufficient time subsequent to effectiveness to seek stockholder approval of the Transaction under Nevada law, or even if so, that Li3 stockholders do not approve the Transaction; (iii) the risk that governmental and regulatory review of the Tender Offer documents may delay the Transaction or result in the inability of the Transaction to be consummated by July 22, 2013 and the length of time necessary to consummate the proposed Transaction; (iv) the risk that a condition to consummation of the Transaction may not be satisfied or waived; (v) the risk that the anticipated benefits of the Transaction may not be fully realized or may take longer to realize than expected; (vi) the risk that any projections, including earnings, revenues, expenses, margins, mineral reserve estimates or any other financial items are not realized; (vii) changing legislation and regulatory environments including those in foreign jurisdictions in which Li3 intends to operate; (viii) the ability to list and comply with Nasdaq’s continuing listing standards, including having the requisite number of round lot holders or stockholders and meeting the independent director requirements for the board of directors and its committees; (ix) Li3’s mineral operations are subject to Chilean law and government regulation, and even if Li3 discovers lithium in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of lithium; (x) the risk that lithium, iodine and nitrates prices are subject to unpredictable fluctuations; and (xi) the risk that Li3 may be unable to amend the mining claims that it is seeking to acquire to cover the primary minerals that Li3 plans to develop; or any of the factors in the “Risk Factors” sections of Blue Wolf’s Annual Report on Form 10-K/A for the year ended February 29, 2012 and Li3’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012; and any statements of assumptions underlying any of the foregoing; and the other risks identified in this Report on Form 6-K and any statements of assumptions underlying any of the foregoing.  These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Schedule TO (as defined below) that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the Tender Offer. Additional risks and uncertainties are identified and discussed in Blue Wolf’s and Li3’s reports filed or to be filed with the SEC and available at the SEC's website at http://www.sec.gov. Forward-looking statements included in this report speak only as of the date of this report.  We undertake and assume no obligation, and do not intend, to update our forward-looking statements, except as required by law.

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Important Information about the Tender Offer

The planned Tender Offer by Blue Wolf described in this report has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the Tender Offer to buy Blue Wolf’s ordinary shares, no par value per share (the “Ordinary Shares”), will be made pursuant to an offer to purchase and related materials that Blue Wolf intends to file with the SEC. At the time the Tender Offer is commenced, Blue Wolf will file an Issuer Tender Offer Statement on Schedule TO with the SEC (including an offer to purchase, a related letter of transmittal and other offer documents), which will contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be sent free of charge to all shareholders of Blue Wolf when available. In addition, all of these materials (and all other materials filed by Blue Wolf with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by Blue Wolf by directing a request to Morrow & Co., LLC, Blue Wolf’s information agent, at 470 West Avenue, 3rd Floor, Stamford, CT 06902, mngl.info@morrowco.com.  Shareholders of Blue Wolf are urged to read the Tender Offer documents and the other relevant materials when they become available before making any investment decision with respect to the Tender Offer because such documents and materials will contain important information about the Tender Offer and the Transaction.

Additional Information

Blue Wolf intends to file with the SEC a Registration Statement on Form F-4, which will include a preliminary proxy statement/prospectus for Li3’s shareholders in connection with the Transaction. Li3 will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Li3 stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and amendments thereto, and the definitive proxy statement/prospectus in connection with Li3’s solicitation of proxies for the special meeting to be held to approve the Transaction because it will contain important information about Blue Wolf, Li3 and the Transaction. The definitive proxy statement/prospectus will be mailed to stockholders of Li3 as of a record date to be established for voting on the Transaction. Stockholders will also be able to obtain copies of the registration statement and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s Internet site at www.sec.gov or by directing a request to: Luis Santillana, Marchant Pereira 150 Of. 803 Providencia, Santiago de Chile, Chile or via telephone or email at: +56 (2) 2896-9100 or luis.santillana@li3energy.com.

Agreement and Plan of Merger and Associated Transactions

This section describes the material provisions of the Agreement and Plan of Merger (as defined below) but does not purport to describe all of the terms thereof.  The following summary is qualified in its entirety by reference to the complete text of the Agreement and Plan of Merger, a copy of which is attached hereto as Exhibit 4.1 hereto.  Shareholders and other interested parties are urged to read such agreement in its entirety.  Unless otherwise defined herein, the capitalized terms used below are defined in the Agreement and Plan of Merger.

Structure of the Transaction

On May 21, 2013, Blue Wolf, Blue Wolf Acquisition Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Blue Wolf (“Merger Sub”), and Li3 entered into the Agreement and Plan of Merger (the “Agreement”) pursuant to which Blue Wolf will acquire Li3 (the “Merger” or “Transaction”). Pursuant to the terms of the Agreement, Merger Sub will merge with and into Li3 with Li3 surviving as a wholly-owned subsidiary of Blue Wolf. Concurrent with the closing of the Transaction (the “Closing”), the parties will file articles of merger with the Secretary of State of Nevada, in accordance with the relevant provisions of the Nevada Revised Statutes (“NRS”).

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Transaction Consideration

At the Effective Time, Blue Wolf shall cause to be issued to the shareholders of Li3 one Ordinary Share for every 250 shares of Li3 common stock, par value $0.001 per share (the “Li3 common stock”) owned by them at the Effective Time (the “Merger Consideration”). In addition, each option and warrant to purchase shares of Li3 common stock which is outstanding immediately prior to the Effective Time shall be converted into a right to acquire one Ordinary Share for every 250 shares of Li3 common stock subject to each such Li3 option or warrant and on the same contractual terms and conditions as were in effect immediately prior to the Effective Time. Any fractional shares shall be rounded up to the nearest whole number.

Closing and Effective Time of the Transaction

The Transaction is expected to be consummated no later than one business day following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to Closing of the Transaction,” unless Blue Wolf and Li3 agree in writing to hold the Closing at another time but no later than July 22, 2013.

Conditions to Closing of the Transaction

The obligations of the parties to the Agreement to consummate the Transaction are subject to the satisfaction (or waiver by each other party) of the following specified conditions set forth in the Agreement before consummation of the Transaction:

•	the Blue Wolf registration statement registering the Merger Consideration shall have been declared effective by the SEC under the Securities Act of 1933, as amended (the “Act”) and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC;

•	the Tender Offer shall have been completed and Blue Wolf shall have accepted for payment the Ordinary Shares validly tendered and not validly withdrawn pursuant to the Tender Offer;

•	the applicable waiting period (and any extension thereof) under any antitrust laws, if any, shall have expired or been terminated;

•	all consents required to be obtained from, or made with, any governmental authority in order to consummate the transactions contemplated by the Agreement shall have been obtained or made;

•	no governmental authority or regulatory agency shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction;

•	there shall be no pending action against any party or any affiliate, or any of their respective properties or assets, or any officer or director, in his or her capacity as such, of any party or any of their affiliates, with respect to the consummation of the Transaction or the transactions contemplated thereby which could reasonably be expected to have a material adverse effect; and

•	the Li3 shareholder approval of the Transaction shall have been obtained in accordance with the NRS and Li3’s articles of incorporation.

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The obligation of Blue Wolf to consummate the Transaction is subject to satisfaction of the following conditions (or waiver in writing by Blue Wolf):

•	each of the representations and warranties of Li3 shall be true and correct in all material respects;

•	Li3 having performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants to be performed or complied with under the Agreement;

•	Li3 having delivered to Blue Wolf a certificate, dated the closing date, signed by an executive officer of Li3 in such capacity certifying as to the satisfaction of certain of Li3’s conditions;

•	Li3 having delivered to Blue Wolf a true copy of the resolutions of Li3’s board of directors authorizing the execution of the Agreement and the consummation of the transactions contemplated therein;

•	no material adverse effect shall have occurred with respect to Li3 since the date of the Agreement;

•	Blue Wolf shall have received an opinion from Li3’s counsel in form and substance reasonably satisfactory to it, addressed to Blue Wolf and dated as of the closing date;

•	Blue Wolf shall have received a certificate of good standing of Li3 issued by the appropriate governmental authority;

•	Li3 shall have procured all of the third party consents required in order to effect the Closing;

•	Shareholders of Li3 holding a majority of the issued and outstanding Li3 common stock shall have entered into Lock-Up and Support Agreements with Blue Wolf and Li3 pursuant to which such Li3 shareholders agree to: (a) vote in favor of the Transaction and (b) be restricted from offering, issuing, granting any option on, selling, transferring or otherwise disposing of any shares of Li3 common stock or the Merger Consideration they receive until the earlier of (1) one year after the consummation of the Transaction or (2) the date on which we consummate a liquidation, merger, share exchange or other similar transaction after the Transaction that results in all of our shareholders having the right to exchange their Ordinary Shares for cash, securities or other property (the “Lock-up Period”); provided, however, if the trading price of the Ordinary Shares reaches or exceeds $11.50 for any 20 trading days within any 30 trading day period during the Lock-Up Period, 50% of each shareholder’s Merger Consideration will be released from the lock-up and, if the trading price reaches or exceeds $15.00 for any 20 trading days within any 30 trading day period during the Lock-up Period, the remaining 50% of each shareholder’s Merger Consideration shall be released from the lock-up; and

•	Blue Wolf and Li3 shall have entered into an investor rights agreement modifying Li3’s previous agreement with POSCO, pursuant to which POSCO will be entitled to certain rights as a shareholder of combined company, including without limitation, preemptive rights, consent rights, information rights and the right to nominate one director to the board of directors.

The obligation of Li3 to consummate the Transaction is subject to satisfaction of the following conditions (or waiver in writing by Li3):

•	each of the representations and warranties of Blue Wolf being true and correct;

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•	Blue Wolf having performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants to be performed or complied with under the Agreement;

•	Blue Wolf having delivered to Li3 a certificate, dated the closing date, signed by an executive officer of Blue Wolf in such capacity, certifying as to the satisfaction of certain of Blue Wolf’s conditions;

•	Blue Wolf having delivered to Li3 a true copy of the resolutions of Blue Wolf’s board of directors authorizing the execution of the Agreement and the consummation of the transactions contemplated therein;

•	no material adverse effect shall have occurred with respect to Blue Wolf since the date of the Agreement;

•	Li3 shall have received a certificate of good standing of Blue Wolf issued by the appropriate governmental authority;

•	Li3 shall have received an opinion of counsel from Blue Wolf’s counsel in form and substance reasonably satisfactory to it, addressed to Li3 and dated as of the closing date;

•	Blue Wolf having no less than $5 million, after payment of the purchase price for shares validly tendered in the Tender Offer and after payment of Blue Wolf’s expenses; and

•	Blue Wolf shall have caused the directors set forth in the Agreement to be appointed to the board of directors as of the closing date.

Termination

The Agreement may be terminated prior to the Closing as follows:

•	by mutual written agreement of Blue Wolf and Li3;

•	by written notice by either Blue Wolf or Li3 if any of the closing conditions set forth in the Agreement have not been satisfied by Blue Wolf or Li3, as the case may be (or waived by Blue Wolf or Li3, as the case may be) by July 22, 2013. Notwithstanding the foregoing, the right to terminate shall not be available to Blue Wolf or Li3 if the failure by Blue Wolf, on one hand, or Li3, on the other hand, to fulfill any obligation under the Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before July 22, 2013;

•	by written notice by Blue Wolf, if (1) there has been a material breach by Li3 of any of its representations, warranties, covenants or agreements contained in the Agreement, or if any material representation or warranty of Li3 shall have become untrue or inaccurate, and (2) the breach or inaccuracy is incapable of being cured or is not cured within 20 days of notice of such breach or inaccuracy; and

•	by written notice by Li3, if (1) there has been a material breach by Blue Wolf of any of its material representations, warranties, covenants or agreements contained in the Agreement, or if any material representation or warranty of Blue Wolf shall have become untrue or inaccurate and (2) the breach or inaccuracy is incapable of being cured or is not cured within 20 days of notice of such breach or inaccuracy.

Effect of Termination

If the Agreement is terminated, it shall become void, and there shall be no liability on the part of any party thereto or any of their respective affiliates or directors, officers, employees, agents or other representatives of any of them, and all rights and obligations of each party thereto shall cease; except for liability for any fraud committed of the Agreement prior to termination.

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Fees and Expenses

All expenses incurred in connection with the Agreement and the Transaction shall be paid by the party incurring such expense; provided, however, in the event the Agreement is terminated for any reason, Li3 shall pay Blue Wolf a termination fee of up to a maximum of $150,000 for expenses documented and actually incurred by Blue Wolf in connection with the preparation of the Agreement, the registration statement and the proxy solicitation and tender offer conducted by Blue Wolf prior to the execution of the Agreement.

Management Following the Transaction

Immediately following the Closing, the board of directors of Blue Wolf shall consist of seven members, four of whom shall be appointed by Li3 and three of whom shall be appointed by Blue Wolf. The following persons will serve as directors of Blue Wolf following the Closing: Luis Francisco Saenz, Patrick Cussen (Chairman), Patricio A. Campos, Harvey McKenzie, SungWon Lee, Myron Manternach and Jonathan Lee. Following the Closing, the following persons shall serve as the officers of Blue Wolf: Luis Francisco Saenz (President and Chief Executive Officer) and Luis Santillana (Chief Financial Officer).

Tender Offer

The Agreement obligates Blue Wolf to consummate a tender offer (the “Tender Offer”) prior to the Closing. Through the Tender Offer, shareholders of Blue Wolf will be provided with the opportunity to redeem their Ordinary Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the consummation of the Transaction. The obligation of Blue Wolf to purchase Ordinary Shares validly tendered and not properly withdrawn pursuant to the Offer will be subject to, among other things, the following non-waivable conditions:

•	no more than 1,467,970 Ordinary Shares having been validly tendered and not properly withdrawn prior to the expiration date (the “Expiration Date”) of the Tender Offer (the “Maximum Tender Condition”).

•	the Transaction, in Blue Wolf’s reasonable judgment to be determined immediately prior to the Expiration Date, is capable of being consummated contemporaneously with the Offer, but in no event later than three business days after the Expiration Date (the “Merger Condition”).

Representations and Warranties

The Agreement contains a number of representations that each of Blue Wolf and Li3 have made to each other. These representations and warranties, among others, relate to the following: (i) Due Organization and Good Standing; (ii) Capitalization; (iii) Subsidiaries; (iv) Authorization; Binding Agreement; (v) Governmental Approvals; (vi) No Violations; (vii) SEC Filings and Financial Statements; (viii) Absence of Certain Changes; (ix) Absence of Undisclosed Liabilities; (x) Compliance with Laws; (xi) Regulatory Agreements; Permits; Qualifications; (xii) Litigation; (xiii) Restrictions on Business Activities; (xiv) Material Contracts; (xv) Intellectual Property; (xvi) Employee Benefit Plans; (xvii) Taxes and Returns; (xviii) Finders and Investment Bankers; (xix) Title to Property; Assets; (xx) Employee Matters; (xxi) Environmental Matters; (xxii)Transactions with Affiliates; (xxiii) Insurance; (xxiv) Books and Records; (xxv) Accounts Receivable; (xxvi) Title to Mining Concessions; (xxvii) Listing; (xxviii) Investment Company Act and (xxix) Information Supplied.

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Certain of the representations and warranties are qualified by materiality or material adverse effect. For the purposes of the Agreement, material adverse effect means any occurrence, state of facts, change, event, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of a party and its subsidiaries, taken as a whole, other than any occurrence, state of facts, change, event, effect or circumstance to the extent resulting from certain limited circumstances, including: (i) political instability, acts of terrorism or war, changes in national, international or world affairs, or other calamity or crisis, including without limitation as a result of changes in the international or domestic markets, so long as such party is not disproportionately affected thereby, (ii) any change affecting the United States economy generally or the economy of any region in which such party conducts business that is material to the business of such party, so long as such party is not disproportionately affected thereby, (iii) the announcement of the execution of the Agreement, or the pendency of the consummation of the transactions contemplated thereby, (iv) any change in United States generally accepted accounting principles or interpretation thereof after the date of the Agreement or (v) the execution and performance of or compliance with the Agreement.

Covenants of the Parties

Each of Blue Wolf and Li3 has agreed to use its commercially reasonable efforts to take all necessary actions to effect the Transaction and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Transaction. Li3 also covenanted to conduct its business in a manner consistent with past practice, to consult with Blue Wolf and obtain the permission of the other party before, among other things, amending any of its organizational documents, modifying its outstanding equity interests, terminating or waiving any material right under any material contract, closing or materially reducing any of its activities, assuming additional obligations or liabilities other than in the ordinary course of business consistent with past practice. In addition, Blue Wolf and Li3 shall prepare and Blue Wolf shall file a registration statement under the Act registering the Merger Consideration. The registration statement will include a proxy statement/prospectus which Li3 shall cause to be mailed to its stockholders in connection with convening a meeting of stockholders to approve the Transaction. The Agreement also contains covenants related to notifications, exchange listing, access to information, and confidentiality. Furthermore, the Agreement also contains covenants which restrict and govern the activities of Li3 with respect to the solicitation or receipt of Acquisition Proposals.

Public Announcements

Blue Wolf and Li3 agreed not to make any public announcement with respect to the Agreement or the Transaction without the prior written consent of the other parties, except to the extent required by applicable law or the rules and regulations of a securities exchange, and in such case the party making such announcement shall provide the other parties with reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

Related Agreements

This section describes the material provisions of certain additional agreements to be entered into pursuant to the Agreement but does not purport to describe all of the terms thereof.  The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits.  Shareholders and other interested parties are urged to read such agreements in their entirety.

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Sponsor Agreement

Concurrent with the execution of the Agreement, Blue Wolf MHC, Ltd., Blue Wolf’s sponsor (the “Sponsor”), entered into an agreement with Blue Wolf (the “Sponsor Agreement”) pursuant to which the Sponsor agreed to forfeit 1,610,000 (or 80%) of its founder shares (including all of the founder shares that were originally subject to forfeiture) and 3,333,333 (or 80%) of its sponsor warrants to purchase Ordinary Shares upon Closing. The remaining founder shares held by the Sponsor subsequent to the closing of the Transaction will not be subject to any forfeiture provisions currently in effect.

A copy of the Sponsor Agreement is attached hereto as Exhibit 4.2.

Additional Agreements

Prior to the closing of the Transaction, Blue Wolf, Li3 and stockholders of Li3 holding a majority of the issued and outstanding shares of Li3 common stock will enter into Lock-Up and Support Agreements related to the Transaction. The Lock-Up and Support Agreements will provide that such Li3 shareholders agree to: (a) vote in favor of the Transaction and (b) be restricted from offering, issuing, granting any option on, selling, transferring or otherwise disposing of any shares of Li3 common stock or the Merger Consideration they receive until the earlier of (1) one year after the consummation of the Transaction or (2) the date on which Blue Wolf consummates a liquidation, merger, share exchange or other similar transaction after the Transaction that results in all of Blue Wolf’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property (the “Lock-up Period”); provided, however, if the trading price of the Ordinary Shares reaches or exceeds $11.50 for any 20 trading days within any 30 trading day period during the Lock-Up Period, 50% of each shareholder’s Merger Consideration will be released from the lock-up and, if the trading price reaches or exceeds $15.00 for any 20 trading days within any 30 trading day period during the Lock-up Period, the remaining 50% of each shareholder’s Merger Consideration shall be released from the lock-up.

Additionally, prior to the closing of the Transaction, Blue Wolf and Li3 will enter into an investor rights agreement with POSCO. The Investor Rights Agreement, which will modify Li3’s current agreement with POSCO, Li3’s largest individual shareholder, will entitle POSCO to certain rights as a shareholder of the combined company, including without limitation, preemptive rights, consent rights, information rights and the right to nominate one director to the board of directors.

Letter Agreement

On April 12, 2013, Blue Wolf entered into a letter agreement (the “Letter Agreement”) with Deutsche Bank Securities Inc. and Odeon Capital, the underwriters of Blue Wolf’s initial public offering (the “Underwriters”). The Letter Agreement provides that the deferred underwriters fees payable to the Underwriters upon Closing will be adjusted to equal the sum of (i) $1,000,000 and (ii) (a) $1,400,000 multiplied by (b) the quotient of: (x) the amount of cash remaining in the Trust Account (as defined in the Letter Agreement) at the Closing after payment of the aggregate Redemption Price (as defined in the Letter Agreement) to the holders of Ordinary Shares that have tendered such shares of Blue Wolf, divided by (y) $80,237,500.

A copy of the Letter Agreement is attached hereto as Exhibit 4.3.

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Amended and Restated Promissory Note

On May 21, 2013, Blue Wolf issued an amended and restated promissory note to the Sponsor in the amount of $400,000 (the “Note”) in consideration for the payment by the Sponsor of various expenses. The Note, which does not bear any interest, supersedes earlier notes issued to the Sponsor and is due upon consummation of Blue Wolf’s business combination.

A copy of the Note is attached hereto as Exhibit 4.4.

Investor Presentation

A copy of the materials to be presented to certain existing and potential shareholders of Blue Wolf and Li3 in connection with the Transaction is attached hereto as Exhibit 15.1.

Press Release

On May 21, 2013, Blue Wolf issued a press release announcing the execution of the Agreement and its intention to commence the Tender Offer.  A copy of the press release is attached as Exhibit 15.2.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

May 21, 2013

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
	Name:	Lee Kraus
	Title:	Chief Executive Officer

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Exhibit Index

Exhibit No.	Description
4.1	Agreement and Plan of Merger, dated May 21, 2013, by and among Blue Wolf Mongolia Holdings Corp., Blue Wolf Acquisition Sub, Inc. and Li3 Energy, Inc.
4.2	Sponsor Agreement, dated May 21, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd.
4.3	Letter Agreement, dated April 12, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities Inc. and Odeon Capital.
4.4	Amended and Restated Promissory Note, dated May 21, 2013, issued to Blue Wolf MHC Ltd. in the amount of $400,000.
15.1	Investor Presentation.
15.2	Press Release.

*   All schedules for which provision is made in the applicable regulations of the SEC are not required under the related instructions or are not applicable, and, therefore, have been omitted. The Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

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